Q3 T H I R D Q U A R T E R R E P O RT 2003

Highlights

(unaudited)	Three months ended September 30 2003	Period ended September 30 2003

Operating [1]
Number of producing days	92	218
Production
Oil – bopd	88	88
Gas – mcf/d	395	413
Total – boepd (6 mcf = 1 bbl)	154	157

Product Prices ($Cdn)
Oil – $/bbl	$33.96	$35.59
Gas – $/mcf	$5.81	$6.74

Financial ($Cdn except per share numbers) [1]
Gross production revenue	$487,112	$1,289,975
Cash flow from operations [2]	$772,107	$1,127,753
per share – basic & diluted	$0.02	$0.04
Earnings	$463,933	$554,009
per share – basic and diluted	$0.01	$0.02
Weighted average shares outstanding	33,563,736	27,619,993
Shares outstanding	34,828,946	34,828,946
Working capital	$37,211,302	$37,211,302
Shareholders’ equity	$42,809,415	$42,809,415

1	There are no comparative numbers as the Company began operations February 26, 2003.
2	Cash flow from operations means earnings plus future taxes and depletion and depreciation.

L u k e E n e r g y L t d.

Report to Shareholders

Luke Energy is pleased to present its operating and financial results for the third quarter ended September 30, 2003.

Third quarter production averaged 88 barrels of oil per day and 395 thousand cubic feet (mcf) per day of gas for a total of 154 barrels of oil equivalent per day (boepd).The Company began operations on February 26, 2003 and as a result there are no comparative numbers for the previous year.

Cash flow and earnings were $772,107 and $463,933 respectively as a result of continuing strong oil and gas prices.Third quarter oil prices averaged $33.96 Cdn per barrel (the NYMEX price during the quarter averaged $30.21 US per barrel) and gas prices averaged $5.82 Cdn. per mcf (the NYMEX price averaged $4.90 US per mcf).

In September the Company completed a $3.5 million private placement of Luke Energy shares at $2.00 per share on a “tax flow-through” basis.As a result the Company issued 1.75 million shares to subsequently have 34.8 million shares outstanding. Management and directors subscribed for 50% of the issue. This private placement further strengthened the Company’s treasury to $37.2 million at the end of the quarter.

The Company’s growth strategy in the near term is to focus on generating new drilling prospects while continuing to review potential corporate and property acquisitions.The acquisition market was slow over the summer months and we are just now starting to see new properties coming onto the market.

We have been actively increasing our land holdings in the Marten Creek area (Luke’s shallow, multi-zone gas prospect in northern Alberta) and now own a total of 11,000 acres on the play. Luke has developed a large drilling inventory at Marten Creek and initially plans to drill eight wells in the area during the first quarter of 2004.

In keeping with our current emphasis on prospect generation we have recently hired a second geologist. Our increasing geological strength is starting to pay off as we have developed a number of new prospect leads in northeastern British Columbia where the Company will be acquiring seismic and land in the coming months.

In other developments, we welcome Mr. Hugh Mogensen as the new Chairman of Luke Energy. He was formerly Chairman of the predecessor companies to Luke Energy, namely Inverness Petroleum, Jordan Petroleum and, most recently, KeyWest Energy.

The writer, who held the dual roles of Chairman and CEO, becomes Chief Executive Officer of the Company in line with new corporate governance guidelines which call for separation of the Chairman and Chief Executive roles. Luke Energy is dedicated to the continuing improvement of Corporate governance practices in order to ensure that the interests of management and the board are aligned with those of the shareholders.

On behalf of the Board,

/s/ Harold V. Pedersen Harold V. Pedersen Chief Executive Officer

1

Management’s Discussion and Analysis

The following discussion and analysis should be read in conjunction with the Company’s unaudited interim financial statements for the period ended September 30, 2003. Barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil (6:1).

Management’s discussion and analysis contains the term “cash flow from operations” which is calculated by adding future taxes and depletion and depreciation (non-cash items) to earnings for the period. Cash flow from operations is not a prescribed term in generally accepted accounting principles and therefore may not be comparable to others.

Revenue

Third quarter oil and gas production revenues were $487,112 and year-to-date revenues were $1,289,975. Production volumes for the quarter were 154 boepd, relatively consistent with prior quarters resulting in year-to-date volumes of 157 boepd. The Company’s average oil price was $33.96 Cdn per barrel while gas averaged $5.81 Cdn per mcf (year-to-date oil averaged $35.59 Cdn per barrel and gas averaged $6.74 Cdn per mcf).

Royalties

Royalty expense for the third quarter was $127,082, an average of 26% of production revenue or $8.96 per boe.Year-to-date royalty expense was $324,459, an average of 25% of production revenue or $9.48 per boe.

Operating Expenses

Third quarter operating expenses were $79,043 or $5.57 per boe. Year-to-date operating expenses were $183,444 or $5.36 per boe.

General and Administrative Expenses

The Company has strategically enhanced staffing levels and space requirements to grow its operations resulting in relatively high general and administrative expenses for current production levels. General and administration expenses were $333,020 for the third quarter and $726,361 year-to-date.

Interest and Gain on Sale of Marketable Securities

Interest income of $342,105 for the third quarter ($636,887 year-to-date) was earned on the Company’s cash balances at a rate of approximately 3.8%. The Company improved its return by investing in Government of Canada Bonds versus term deposits and commercial paper.

On September 30, 2003 the Company sold a $25 million Government of Canada bond resulting in a $505,000 gain.

2	L u k e E n e r g y L t d.

Capital Expenditures

During the third quarter the Company incurred $2.2 million of capital expenditures. Approximately $1.9 million of the expenditures were land and seismic costs for the Marten Creek project. The remaining expenditures were primarily facility upgrades at Bassano and Bashaw.

Depletion and Depreciation

The provision for depletion and depreciation in the third quarter was $147,889 or $10.43 per boe. This was up from the second quarter amount of $131,770 or $9.05 per boe due to facility upgrade costs at Bashaw and Bassano.

Taxes

Current taxes of $25,200 for the third quarter and $69,400 for the period ended September 30, 2003 relate exclusively to the federal Large Corporations Tax. The provision for future taxes of $158,050 for the third quarter is 25% of pre-tax earnings due to the capital gain on sale of marketable securities which is only fifty percent taxable. Excluding the impact of the capital gain, current taxes were 39% of pre-tax earnings for the quarter and year-to-date, consistent with previous quarters.

Cash Flow and Earnings

Cash flow for the third quarter of $772,107 ($0.02 per share) and earnings of $463,933 ($0.01 per share) were improved by the $505,000 gain on the sale of marketable securities. Excluding the gain, cash flow and earnings would be $267,107 ($0.01 per share) and $61,498 ($0.00 per share) respectively. Year-to-date cash flow was $1,127,753 ($0.04 per share) and earnings were $554,009 ($0.02 per share).

Liquidity and Capital Resources

The Company is well capitalized for growth with working capital of $37.2 million.

At September 30, 2003 the Company had 34,828,946 common shares outstanding and 2,485,000 stock options outstanding.

Business Conditions and Risks

The business of exploration, development and acquisition of oil and gas reserves involves a number of uncertainties and as a result, Luke Energy is exposed to a number of risks inherent in the oil and gas industry. Operationally, the Company faces risks that are associated with finding, developing, and producing oil and gas reserves. These include risks associated with drilling, economic risk, environmental and safety concerns, and access to processing facilities. The financial risks that are not within Luke Energy’s control are the fluctuations in commodity prices and interest rates.

Luke Energy mitigates risk through the competence of its management team, adequate insurance coverage, and safety and environmental programs that meet or exceed regulations.

L u k e E n e r g y L t d.	3

Balance Sheets

	September 30 2003 (unaudited)	January 9 2003 (audited)

Assets
Current assets:
Cash and term deposits	$34,046,336	$100
Marketable securities	3,565,268	–
Receivables	262,487	–

	37,874,091	100

Capital assets	5,733,063	–

	$43,607,154	$100

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$662,789	$–
		–
Future taxes	72,700	–

Provision for site restoration	62,250	–

Shareholders’ equity:
Share capital (note 2)	42,255,406	100
Retained earnings	554,009	–

	42,809,415	100

	$43,607,154	$100

See accompanying notes to financial statements.

On behalf of the Board:

/s/ Harold V. Pedersen Director Harold V. Pedersen	/s/ Mary C. Blue Director Mary C. Blue

4	L u k e E n e r g y L t d.

Statement of Operations and Retained Earnings

(unaudited)	Three months ended September 30 2003	Period ended September 30 2003

Revenue:
Oil and gas production	$487,112	$1,289,975
Royalties	(127,082)	(324,459)
Gain on sale of marketable securities	505,000	505,000
Interest	342,105	636,887

	1,207,135	2,107,403
Expenses:
Operating	79,043	183,444
General and administrative	333,020	726,361
Interest	–	2,680
Depletion and depreciation	147,889	327,659

	559,952	1,240,144

Earnings before taxes	647,183	867,259

Taxes:
Current	25,200	69,400
Future	158,050	243,850

	183,250	313,250

Earnings	$463,933	$554,009

Retained earnings, beginning of period	$90,076	$–

Retained earnings, end of period	$554,009	$554,009

Weighted average number of common shares outstanding	33,563,736	27,619,993

Earnings per share – basic and diluted	$0.01	$0.02

See accompanying notes to financial statements.

L u k e E n e r g y L t d.	5

Statement of Cash Flow

(unaudited)	Three months ended September 30 2003	Period ended September 30 2003

Cash provided by (used in):
Operating:
Earnings for the period	$463,933	$554,009
Items not affecting cash:
Depletion and depreciation	147,889	327,659
Future taxes	158,050	243,850
Stock based compensation expense	2,235	2,235

Cash flow from operations	772,107	1,127,753
Change in non-cash working capital	125,843	53,891

	897,950	1,181,644
Financing:
Common shares issued, net of issue costs (note 2)	3,445,168	38,536,156
Initial common shares redeemed for cash	–	(100)

	3,445,168	38,536,056
Investing:
Additions to capital assets	(2,222,104)	(2,452,607)
Increase in marketable securities	(3,565,268)	(3,565,268)
Change in non-cash working capital	268,051	346,411

	(5,519,321)	(5,671,464)

Increase (decrease) in cash	(1,176,203)	34,046,236

Cash position, beginning of period	35,222,539	100

Cash position, end of period	$34,046,336	$34,046,336

Cash position includes cash and term deposits.
See accompanying notes to financial statements.

6	L u k e E n e r g y L t d.

Notes to Financial Statements

Period ended September 30, 2003 (unaudited)

The interim financial statements of Luke Energy Ltd. (“Luke” or the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the period ended March 31, 2003. The disclosures provided below are incremental to those included in the March 31, 2003 interim financial statements.The interim financial statements should be read in conjunction with the March 31, 2003 interim financial statements.

1. Incorporation and plan of arrangement:

Luke Energy Ltd. (“Luke” or the “Company”) is engaged in the acquisition, exploration, development and production of oil and gas reserves in western Canada.

The Company was incorporated pursuant to the Canada Business Corporations Act on January 9, 2003 as a wholly owned subsidiary of KeyWest Energy Corporation (“KeyWest”). Pursuant to the plan of arrangement between Viking Energy Royalty Trust,Viking Holdings Inc.,Viking KeyWest Inc., KeyWest and Luke, KeyWest transferred interests in certain petroleum and natural gas properties and related facilities (“Retained Assets”) to Luke in exchange for common shares in Luke. On February 26, 2003, the closing of the plan of arrangement, the common shares of Luke held by KeyWest were distributed to the shareholders of KeyWest on a one for ten basis. Luke began trading on the Toronto Stock Exchange on February 28, 2003.

The following summarizes the transfer of the Retained Assets which were initially recorded at KeyWest’s net book value as Luke and KeyWest are related parties. The amounts were then adjusted for the booking of the site restoration provision and the future tax asset. The results of the operations of the Retained Assets were included from February 26, 2003.

Net assets acquired and liabilities assumed:

Petroleum and natural gas rights	$2,482,106
Equipment and facilities	1,126,009
Future tax asset	628,550
Site restoration	(62,250)

$4,174,415

Consideration:
Issuance of 6,581,361 common shares	$4,174,415

2. Share capital:

The Company is authorized to issue an unlimited number of common shares together with an unlimited number of preferred shares issuable in series.

L u k e E n e r g y L t d.	7

Common shares issued and outstanding:	Number of Shares	Amount

Balance at January 9, 2003, date of incorporation	100	$100
Initial shares redeemed for cash	(100)	(100)
Issued on completion of the plan of arrangement	6,581,361	4,174,415
Issued through private placement	1,645,000	1,332,450
Conversion of special warrants	24,827,585	36,000,000
Issued through private placement of flow-through shares	1,775,000	3,550,000
Tax effect on flow-through shares	–	(1,349,000)
Share issue costs	–	(2,346,294)
Future tax effect of the share issue costs	–	891,600
Stock based compensation expense	–	2,235

Balance at September 30, 2003	34,828,946	$42,255,406

In September the Company issued 1,775,000 common shares at $2.00 per share for proceeds of $3,550,000. Management and directors subscribed for 50% of the issue. Under the terms of the private placement the proceeds are to be expended on qualifying exploration drilling and seismic prior to December 31, 2004.

The Company has a Stock Option Plan under which employees, directors and consultants are eligible to receive option grants. As at September 30, 2003, a total of 2,485,000 options were outstanding and exercisable at various dates to 2008. 825,000 options are exercisable at $0.81 and the remaining 1,660,000 are exercisable at $1.76 (weighted average exercise price is $1.45).

The Company accounts for its stock-based compensation plans using the intrinsic-value method whereby no costs have been recognized in the financial statements for stock options granted to employees and directors. If the fair value method had been used, the Company’s earnings and earnings per share would approximate the following pro-forma amounts:

($, except per share amounts)	Three months ended September 30, 2003	Period ended September 30, 2003

Fair value of options granted	$1,379,539	$1,710,968

Compensation expense	$71,935	$110,072

Earnings – as reported	$463,933	$554,009
Earnings – pro forma	$391,998	$443,937

Basic and diluted earnings per share – as reported	$0.01	$0.02
Basic and diluted loss per share – pro forma	$0.01	$0.02

The fair value of each stock option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%, dividend yield of 0%, expected life of 5 years, and volatility of 50%.

During the third quarter the Company recognized $2,235 of compensation expense (included in general and administrative expense) for stock options issued to non-employees.

3. Supplemental Cash Flow Information:
Amounts actually paid during the period relating to interest expense and capital taxes are as follows:

	Three months ended September 30, 2003	Period ended September 30, 2003

Interest paid	$–	$2,680
Capital taxes paid	$–	$–

8	L u k e E n e r g y L t d.

Corporate Information

Directors	Management	Head Office

Ronald L. Belsher [1,2]
Calgary,Alberta

Mary C. Blue
President & COO
Calgary,Alberta

David Crevier [1,3]
Montreal, Quebec

Alain Lambert [2]
Montreal, Quebec

Hugh Mogensen [1]
Chairman
Victoria, B.C

Harold V. Pedersen [2]
Chief Executive Officer
Calgary,Alberta

Lyle D. Schultz [3]
Calgary,Alberta

J. Ronald Woods [1,3]
Toronto, Ontario

1 Audit & Reserves Committee
2 Compensation Committee
3 Corporate Governance Committee	Harold V. Pedersen
Chief Executive Officer

Mary C. Blue
President & COO

Garry L.West
Senior Vice-President,
Engineering & Production

Rob E.Wollmann
Vice-President, Exploration

Kevin Lee
Vice-President, Engineering

Carrie McLauchlin
Vice-President, Finance & CFO

Ruth A. DeGama
Manager, Production Services

Chris von Vegesack
Corporate Secretary	1200, 520 - 5 Avenue S.W.
Calgary,Alberta T2P 3R7
Telephone: (403) 261-4811
Facsimile: (403) 261-4818
Website: www.lukeenergy.com

Stock Exchange Listing

Toronto Stock Exchange
Trading Symbol: LKE

Registrar and Transfer Agent

Computershare Trust Company
of Canada
Calgary,Alberta

Bankers

Canadian Imperial Bank of Commerce
Oil & Gas Group
Calgary,Alberta

Auditors

KPMG LLP
Calgary,Alberta

Evaluation Engineers

Gilbert Laustsen Jung Associates Ltd.
Calgary,Alberta

Solicitors

Burnet, Duckworth & Palmer
Calgary,Alberta
Colby, Monet, Demers, Delage & Crevier
Montreal, Quebec

L u k e E n e r g y L t d.

Luke Energy Ltd. 1200, 520 - 5 Avenue S.W. Calgary, Alberta T2P 3R7 Telephone: (403) 261-4811 Facsimile: (403) 261-4818